UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 Amendment No. 4

Alteva, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

936750108
(CUSIP Number)

Peter Gottlieb, President
North Star Investment Management Corporation
20 N. Wacker Drive
Suite 1416
Chicago, IL 60606
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d -7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No.	641119 102

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

North Star Investment Management Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)	[ ]
(b)	[ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

00
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER

SHARES		0

BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER

REPORTING		0

PERSON	10	SHARED DISPOSITIVE POWER

WITH		0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON (See Instructions)

IA

This Amendment No. 4 amends the Schedule 13D filed December 17, 2014 (the “Schedule 13D”), as amended by Amendment No.1 filed August 28, 2015, Amendment No. 2 filed October 21, 2015 and Amendment No. 3 filed December 2, 2015 by North Star Investment Management Corporation (the “Reporting Person”), with respect to the common stock, par value $.01 per share (the “Common Stock”), of Alteva, Inc., a New York corporation (the “Issuer”), which were purchased by investment advisory clients of the Reporting Person (the “Shares”). The principal executive offices of the Issuer are located at 401 Market Street, Philadelphia, PA 19106.

Item 1.	Security and Issuer

Alteva, Inc., a New York Corporation. The principal executive offices of the Issuer are located at 401 Market Street, Philadelphia, PA 19106.

Item 2.	Identity and Background

As previously reported, the Reporting Person, a Delaware corporation, is a registered investment advisor which is wholly-owned by North Star Financial Services Corp. The Reporting Person provides investment advisory services to public mutual and private investment funds (“Funds”) and accounts held by corporations, individuals and others (the “Separately Managed Accounts”).

Item 3.	Source and Amount of Funds or Other Considerations

Not Applicable.

Item 4.	Purpose of Transaction

The merger between Alteva, Inc. and Momentum Telecom resulting in Alteva, Inc. going private.

Item 5.	Interest in Securities of the Issuer

(a)	Item 5(a) is hereby amended and restated as follows:

The responses of the Reporting Person to Rows (11) through (13) of the cover pages of this Amendment No.4 are incorporated herein by reference.

On December 21, 2015, the Issuer, Alteva, Inc., announced the completion of its merger with Momentum Telecom. Pursuant to the terms of the merger, Alteva, Inc. will go private and be absorbed into Momentum and each stock holder of the Issuer will receive $4.70 in cash for each common stock of the Issuer held by such stockholder. As a result of the merger, the Reporting Person, North Star Investment Management Corporation, ceased to beneficially own any of shares of the Issuer.

(b)	Item 5(b) is hereby amended to add the following:

The Reporting Person no longer owns any common stock of the Issuer

(c)	Item 5 (c) is here by amended to add the following:

The responses of the Reporting Person to Item 5(a) of this Amendment No. 4 are incorporated herein by reference.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 19, 2016
Dated

/s/ Peter Gottlieb
Signature

Peter Gottlieb / President
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).